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                              July 18, 2022

       Zhanchang Xin
       CEO
       Qilian International Holding Group Ltd
       Jiuquan Economic and Technological Development Zone
       Jiuquan City, Gansu Province, 735000
       People   s Republic of China

                                                        Re: Qilian
International Holding Group Ltd
                                                            CIK 0001779578
                                                            Form 20-F/A1 for
Fiscal Year Ended September 30, 2021
                                                            Filed June 30, 2022
File No. 001-39805

       Dear Mr. Xin:

               We have reviewed your June 30, 2022 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response. After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 28, 2022 letter.

       Amendment No. 1 to Form 20-F for Fiscal Year Ended September 30, 2021

       Introduction, page 5

   1. We note that your definition of "China" or the "PRC" excludes Hong Kong and Macau. In future filings, please
revise your disclosure to remove the exclusion of Hong Kong and
                                                        Macau from your
definition of "China" or the "PRC."
   2. We note your response to prior comment 2 and reissue in part. In future filings, please prominently disclose
here and at the outset of Item 3 whether your auditor is subject to the determinations
announced by the PCAOB on December 16, 2021 and whether and how the Holding Foreign
Companies Accountable Act and related regulations, including the
                                                        Accelerating Holding
Foreign Companies Accountable Act, if enacted, will affect your company.
 Zhanchang Xin
Qilian International Holding Group Ltd
July 18, 2022
Page 2
Financial Information Related to the VIE, page 13

3. Prior comment 9 requested separate line items for intercompany amounts, including intercompany balances, activities and cash flows on a gross basis. Please provide disclosure to clarify how you have presented service fees levied by the WFOE pursuant to the Exclusive Service Agreement. Tell us the nature of the $4.8 million in amounts due to the VIE from the Parent and WFOE as of September 30, 2021, describe the changes from the $6.4 million due from the WFOE as of September 30, 2020, and explain how these intercompany amounts originated.
       You may contact Al Pavot at 202-551-3738 or Terence O'Brien at 202-551-3355 if you
have questions regarding comments on the financial statements and related matters. Please contact Tyler Howes at 202-551-3370 or Jason Drory at 202-551-8342 with any other questions.



FirstName LastNameZhanchang Xin                              Sincerely,
Comapany NameQilian International Holding Group Ltd
                                                             Division of
Corporation Finance
July 18, 2022 Page 2                                         Office of Life
Sciences
FirstName LastName